Int'l Curator Resources

Canadian Gold Hunter Corp.

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 • Fax: (604) 689-4250 • www.intlcurator.com

January 31, 2007

FILE NO: 82-1540

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

Dear Sirs:

Re: Press Release dated January 31, 20007

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

CANADIAN GOLD HUNTER CORP.

S Shane

Sophia Shane,
Corporate Development

Enc.

dw 2/16

Drill core was prepared and analyzed by ALS Chemex in accordance with industry standards. Drill results and technical data were reviewed by J. E. Christoffersen, P. Eng., a Qualified Person pursuant to NI 43-101. Intervals listed above are for core lengths assayed.

The Manson Creek Property is located in one of British Columbia's oldest placer gold camps, the source of which could be the Company's Property. The Company has a 100% working interest in the Property.

This News Release contains forward looking statements which are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward looking statements. The Company does not intend to update this information and disclaims any legal liability to the contrary.

ON BEHALF OF THE BOARD

"Richard J. Bailes"
President

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842

END

CANADIAN GOLD HUNTER CORP.

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.canadiangoldhunter.com

NEWS RELEASE

CANADIAN GOLD HUNTER REPORTS DRILL ASSAYS FROM MANSON CREEK, BC PROJECT

January 29, 2007 (CGH – TSX)... Canadian Gold Hunter Corp. (the "Company") announces diamond-drill results from its Fall-2006 program on the Manson Creek gold project in central British Columbia. The program amounted to 1,529 meters in eight NQ holes (QCM-06-015 to 022) drilled on the main QCM gold zone and on several reconnaissance targets defined by geophysics.

Three holes (674 m) were drilled to intercept the south-west extension of the QCM Zone, a strongly pyritic, carbonate-altered and quartz-veined body exposed over an area of at least 600 x 200 meters. The zone is interpreted to be slab-like in shape with a gentle (30°) SW dip and thickness of about 40 meters or so. The mineralized zone coincides broadly with a well developed gold soil anomaly, strong resistivity anomaly and weak-to-moderate chargeability anomaly. Significant gold assays are listed in the table below. All gold assays were carried out by Atomic Absoption Spectrography (AAS) at ALS Chemex, North Vancouver.

QCM Zone Gold Intercepts

Drill Hole	Azimuth/Incl	Depth (m)	Interval (m)	Width (m)	Gold g/t
06-015	063°/-70°	288.65	165.20-183.49	18.29	0.60
		and	206.34-215.48	9.14	0.29
		and	221.58-241.39	19.81	0.34
06-016	060°/-60°	209.40	151.48-160.62	9.14	0.36
		and	198.72-203.29	4.57	0.45
06-022	060°/-70°	276.45	101.19-102.72	1.53	84.60
		and	185.01-261.21	76.20	0.39

As in previous QCM drill programs, significant "nugget" effects were experienced by the assay lab with high AAS assays of 84.60 g/t Au over 1.53 meters and 5.39 g/t Au over 1.53 meters in QCM-022. Elsewhere in that hole, one sample with an initial assay of 1.19 g/t Au re-assayed as high as 3.96 g/t Au in a repeat sample. Furthermore, visible gold was noted in QCM-015 although the relevant 1.52-meter core interval graded only 0.22 g/t Au. To this point, the Company has not carried out metallic-screen assays on any 2006 sample strings containing high and/or erratic AAS gold assays.

Drill holes QCM-06-017 to 021 were targeted principally on resistivity anomalies 1,000-2,500 meters north and east of the main QCM gold zone. Significant carbonate-altered rocks were encountered locally, not uncommonly associated with pyrite but gold assays were uniformly very low.